UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 17, 2015
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release News Release - AGA Results for the Second Quarter 2015

r
2015*
5
*
Report
for the quarter and six months ended 30 June 2015
Gold production of 1,007koz, better than guidance for the quarter of 960koz to 1,000koz
Total cash costs of $718/oz, better than the guidance range for the quarter of $770/oz to $820/oz
All-in sustaining costs dropped by 12% to $928/oz against same quarter last year
Generated free cash flow of $71m, despite falling gold price
Adjusted headline earnings $26m, lower than March quarter due primarily to deferred stripping depreciation at Geita ($17m pre-tax)
Net debt at 30 June 2015 was lower at $3.076bn, reflecting a net debt to adjusted EBITDA ratio of 1.95 tim es
Cash proceeds received from the sale of CC&V provides additional liquidit and significantly lowers net deb t
All Injury Frequency Rate (AIFR) in the quarter was 7.32 per million hours worked, an improvement of 4% f rom Q1
Quarter
Six months
Operating review
Gold
ended
ended
ended
ended
ended
Jun
Mar
Jun
Jun
Jun
2015
2014*
2015
2014*
US dollar / Imp erial
Produced from continuing operations - oz (000)
950
928 1,0 49 1,878 2,052
Produced from discontinued operations - oz (000)
57
41 49 98 100
Produced continuing and discontinued operati ns - oz (000)
1,007
969 1,098 1,976 2,152
Sold from continuing operations - oz (000)
950
952 1,035 1,903 2,085
Sold from discontinued operations - oz (000)
50
45 53 94 100
Sold continuing and discontinued operations - oz (000)
1,000
997 1,088 1,997 2,185
Continuing operations
Price received
1
- $/oz
1,192
1,217 1,289 1,204 1,289
All-in sustaining costs
2
- $/oz
928
920 1,052 924 1,022
All-in costs
2
- $/oz
1,021
999 1,155 1,010 1,120
Total cash costs
3
- $/oz
718
734 8 33 726 804
Financial review
Gold income
- $m
1,014
1,032 1,2 52 2,046 2,515
Cost of sales - $m
(830)
(822) (1,005) (1,652) (1,974)
Total cash costs
3
- $m
628
618 820 1,246 1,538
Production costs
4
- $m
635
627 837 1,262 1,576
Adjusted gross profit
5
- $m
183
209 2 47 393 540
Gross profit - $m
188
203 241 391 519
Continuing and discontinued operations
Loss attributable to equity shareholders - $m
(142)
( ) (8 0) (143) (41)
- cents/share
(35)
0 (2 0) (35) (10)
Headline loss - $m
(127)
(1) (8 9) (128) (51)
- cents/share
(31)
0 (2 2) (31) (13)
Adjusted headline earnings (loss)
6
- $m
26
35 (4) 61 115
- cents/share
6
9 (1) 15 28
Net cash flow from operating activities - $m
323
190 336 513 687
Free cash inflow / (outflow) - $m
71
(4) 34 31 56
Capital expenditure - $m
230
195 311 426 585
* Cripple Creek has been disclosed as a discontinued operation and the c omparative results have been restated.
Notes: 1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note D "Non-GAAP disclosure" for the definition.
3. Refer to note E “Non-GAAP disclosure” for the definition.
5. Refer to note B "Non-GAAP disclo sure" for the definition.
6. Refer to note A "Non-GAAP disclo sure" for the definition.
4. Refer to note 3 of notes for the quarter and six months
$ represents US doll r, unless otherwis e stated.
ended 30 June 2015.
Rounding of figures ay result in comp utational discrepancies.
Forward looking statements
Certain statements contained in this document, other than statements of historical fact, including,, without limitation, those concerning the econom c outlook for the gold m ining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and pro duction projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or egulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economiic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual res ults, performance or achievements to differ materially from the anticipated reesults, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reeasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from thos e set out in the forward-looking statements as a result of, among other facttors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annua l reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors tthat could cause AngloGold Ashanti’s actual result to differ materially from tthose expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward--looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurr ence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalff are qualified by the cautiionary statements herein.
Non-Gaap financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilis es certain Non-GAAP performance measures and ratios in managing its bbusiness. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordancce with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloG old Ashanti posts information that is important to investors on the main pagee of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Published : 17 August 2015
Quarter 2015
Quarterly report June 2015 - www.AngloGoldAshanti.com

Quarterly report June 2015 - www.AngloGoldAshanti.com

Operations
at a glance
for the quarter ended 30 June 2015
oz (000)
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$/oz
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$/oz
Year-on-year
% Variance
4
Qtr on Qtr
% Variance
5
$m
Year-on-year
$m Variance
4
Qtr on Qtr
$m Variance
5
SOUTH AFRICA
261
(18) 9
1,098
3 -
879
2 (4)
18
(40) 7
Vaal River Operations
97
(19) 3
1,064
2 -
854
(2) (2)
10
(11) 2
Kopanang
33
(18) 14
1,142
(4) (10)
938
(8) (11)
-
1 4
Moab
64
(20) -
1,024
6 6
811
1 4
10
(12) (1)
West Wits Operations
114
(21) 23
1,106
10 (8)
856
8 (12)
9
(26) 14
Mponeng
59
(33) 34
1,188
28 (9)
862
21 (14)
3
(27) 8
TauTona
55
(2) 12
1,018
(10) (8)
848
(8) (11)
6
1 5
Total Surface Operations
46
(16) (8)
1,121
(11) 19
988
(3) 14
(1)
(3) (8)
First Uranium SA
22
(4) (8)
1,191
(25) 19
956
(9) 12
(5)
1 (5)
Surface Operations
24
(25) (11)
1,058
3 18
1,016
2 15
3
(5) (5)
Other
3
100 50
-
- -
-
- -
-
- -
INTERNATIONAL OPERATIONS
689
(6) -
844
(17) 1
662
(19) (2)
204
11 (31)
CONTINENTAL AFRICA
368
(7) 5
778
(22) (7)
638
(25) (11)
122
9 5
DRC
 Kibali - Attr. 45%
6
75
83 3
601
(19) (4)
547
(24) (13)
29
25 4
Ghana
 Iduapriem
48
2 20
1,015
2 (14)
1,029
13 (2)
1
(9) 1
Obuasi
14
(78) (18)
1,684
19 74
1,068
(9) 70
(3)
(6) (10)
Guinea
 Siguiri - Attr. 85%
68
(15) 6
931
2 (6)
791
2 (11)
20
(14) 5
Mali
 Morila - Attr. 40%
6
14
40 (30)
823
(30) 34
618
(46) 16
6
7 (2)
Sadiola - Attr. 41%
6
17
(26) (11)
765
(29) (16)
801
(16) (9)
4
3 (1)
Yatela - Attr. 40%
6
-
(100) -
-
(100) -
-
(100) -
-
4 -
Namibia
 Navachab
-
(100) -
-
(100) -
-
(100) -
-
(9) -
Tanzania
 Geita
132
20 12
642
(27) (17)
405
(39) (30)
61
9 6
Non-controlling interests,
exploration and other
4
(1) -
AUSTRALASIA
139
(10) (3)
918
(12) 9
727
(14) 7
36
14 (11)
Australia
 Sunrise Dam
58
(6) 2
1,109
(27) 1
947
(28) (2)
8
24 2
Tropicana - Attr. 70%
81
(13) (6)
730
6 25
533
7 26
31
(13) (17)
Exploration and other
(4)
2 3
AMERICAS
182
1 (7)
881
(15) 7
662
(9) 10
47
(11) (24)
Argentina
 Cerro Vanguardia - Attr. 92.50%
70
13 8
906
(3) (1)
632
(7) (3)
20
(3) (3)
Brazil
 AngloGold Ashanti Mineração
83
(6) (16)
825
(21) 15
656
(9) 20
23
(8) (19)
Serra Grande
30
- (3)
982
(19) 2
749
(15) 10
2
1 (2)
Non-controlling interests,
exploration and other
2
- -
Continuing operations
950
(9) 2
928
(12) 1
718
(14) (2)
Discontinued operations
 Cripple Creek & Victor
57
16 39
OTHER
1
5 -
Total
1,007
(8) 4
223
(24) (24)
Equity accounted investments included above
(40)
(40) (2)
AngloGold Ashanti
183
(64) (27)
*
Cripple Creek has been disclosed as a discontinued operation and the comparative results have been restated.
1
Refer to note D under "Non-GAAP disclosure" for definition
2
Refer to note E under "Non-GAAP disclosure" for definition
3
Refer to note B under "Non-GAAP disclosure" for definition
4
Variance June 2015 quarter on June 2014 quarter - increase (decrease).
5
Variance June 2015 quarter on March 2015 quarter - increase (decrease).
6
Equity accounted joint ventures.
Rounding of figures may result in computational discrepancies.
Production *
Total cash costs
2 *
Adjusted
gross profit (loss)
3 *
All-in sustaining costs
1 *
Quarterly report June 2015 - www.AngloGoldAshanti.com

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW
Second quarter overview
AngloGold Ashanti delivered a strong financial and operating performance for the second quarter of 2015, with production and costs both better than guidance and strong cash flow generation reflected in a reduction in net debt. The operating results for the three months to 30 June showed another exceptional cost performance from the International operations, as South Africa showed some early signs of recovery from a slow start in the first quarter of the year due to the post-Christmas ramp-up and a number of safety stoppages.
The improved year-on-year performance from the International operations was achieved despite the loss of ounces from Obuasi (now in limited operations) and Navachab (sold). The group’s performance reflects the benefit of cost saving initiatives, the positive impact on costs of lower oil prices in Continental Africa and Australia in particular, weaker currencies in South Africa, Brazil and Australia and continued operational and cost improvements.
Cash inflow from operating activities was positive at $323m, only slightly lower than the same quarter a year earlier at $336m, despite the lower production and the lower gold price. Free cash flow improved to $71m in the quarter under review from negative $40m in the previous quarter, and positive $34m in the second quarter of 2014 mainly as a result of working capital inflows and lower capital expenditures.
Operational performance for the second quarter saw production better than market guidance. Total cash costs were below the guidance range, despite ongoing inflationary pressure. Production from continuing operations was 950,000oz at an average total cash cost of
$718/oz, compared to 928,000oz at $734/oz the previous quarter and 1,049,000oz at $833/oz in the second quarter of 2014. Total production guidance for the quarter, which included production from discontinued operations (CC&V), was 960,000oz to 1,000,000oz at a total cash cost of $770-$820/oz. Year-on-year costs benefited from weaker currencies and continued traction from cost saving initiatives.
“Operational efficiencies and cost management has been, and will continue to be, a key driver for us,” Srinivasan Venkatakrishnan,
Chief Executive Officer of AngloGold Ashanti, said. “Whilst we have a greatly improved balance sheet following the sale of CC&V, this will not diminish our focus on improving free cash flow and returns through active portfolio management, capital discipline, and unrelenting operational excellence.”
Total cash costs dropped 14%, or $115/oz, compared to the previous year, from $833/oz to $718/oz, reflecting the benefits of cost saving initiatives, currency weakness, removal of some marginal and loss-making production and higher output in some areas. All-in sustaining costs (AISC) were $928/oz, a 12% improvement year-on-year, and relatively flat compared to the previous quarter’s AISC of
$920/oz. The year-on-year decline in AISC, despite lower gold production, demonstrates a significant reduction in total cash costs, as well as lower capital expenditure.
Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) was $391m, compared with $372m in the second quarter of 2014, mainly due to a decrease in costs, which was only partially offset by a $97/oz, or 8% decline in the realised gold price from $1,289/oz to $1,192/oz and an 8% reduction in ounces sold over this period. Adjusted EBITDA was slightly lower than the previous quarter’s $402m, as higher production was offset by declines in the gold price.
Second-quarter adjusted headline earnings (AHE) were $26m, or 6 US cents per share, in the three months ended to 30 June 2015, compared with $35m, or 9 US cents per share, the previous quarter, and a normalised adjusted headline earnings of $76m, or 19 US cents per share a year earlier, in the second quarter of 2014. Compared to the previous quarter, AHE was impacted by the 2% lower realised gold price and higher amortisation resulting from deferred stripping at Geita. Compared to the same quarter a year ago, the lower AHE was impacted by the 8% decline in the realised gold price and 8% reduction in ounces sold which is partially compensated by lower fuel prices and benefits of weaker local currencies.
The International operations (excluding Cripple Creek & Victor (CC&V)) delivered production of 689,000oz at a total cash cost of
$662/oz and AISC of $844/oz, representing a year-on-year improvement of 19% and 17% in total cash costs and AISC respectively, despite a 6% reduction in output, due mainly to the cessation of underground mining at Obuasi and the sale of Navachab. Geita and
Kibali again delivered strong performances, while Sunrise Dam and AngloGold Ashanti Mineração delivered significant reductions in costs.
South Africa’s production fell 18% to 261,000oz from the second quarter of 2014, primarily due to safety stoppages at both the West
Wits and Vaal River regions, some operations mining lower grade areas, and also challenges in the transportation of ore at Surface
Operations which contributed to the 3% rise in AISC to $1,098/oz and a 2% increase in total cash costs to $879/oz due to lower production and higher winter power tariffs. The transportation of ore has since been modified to mitigate rail logistic challenges and the surface-dump retreatment operation is being revised, it is now focused on optimisation of the flotation circuit in the uranium plant.
Weaker local currencies against the US dollar in the second quarter of 2015 compared to the previous quarter contributed to the reduction in operating costs as our currency basket depreciated against the US dollar as follows: the South African Rand by 2.8%, the
Australian dollar by 1.1%, the Brazilian Real by 7.2% and the Argentina Peso by 3% over this period.
Total capital expenditure (including equity accounted entities and discontinued operations) during the second quarter of 2015 was
$230m, compared with $311m in the second quarter of 2014 and $195m the previous quarter. This reflects seasonality in capital expenditure, the positive impact of weaker currencies against the US dollar and lower capital requirements at Kibali, Obuasi, and CC&V where the mill has been commissioned and ramp up is underway. Of the total capital spent, project capital expenditure during the quarter amounted to $63m. Capital expenditure at continued operations is expected to increase in the second half of the year, given normal seasonal patterns in investment at our operations, and slower-than-anticipated spending in South Africa in the first half, principally due to safety stoppages.
Quarterly report June 2015 - www.AngloGoldAshanti.com

At the end of the second quarter of 2015, Net Debt was $3.076bn compared to $3.150bn in the previous quarter and $2.994bn for the same quarter a year ago, resulting in a Net Debt to Adjusted EBITDA ratio of 1.95 times, compared with 2.02 times at the end of March
2015. Debt levels remain well below the covenant of net debt to adjusted EBITDA of 3.5 times and will decline to 1.5 times following the receipt of the cash proceeds on the disposal of CC&V post the quarter end. The net debt and net debt to adjusted EBITDA ratio at
30 June 2015, including the CC&V gross proceeds of $819.4m and estimated transaction costs of $12m, reduces on a pro forma basis respectively from $3,076m to $2,269m and from 1.95 to 1.44 times.
Summary of quarter-on-quarter operating and cost improvements:
Particulars
Q2 2015
Q2 2014*
Change Year-
on-Year
Operating review
Gold
Production from continuing operations (kozs) 950 1,049 -9%
Production from discontinued operations (kozs) 57 49 16%
Production from continuing and discontinued operations (kozs) 1,007 1,098 -8%
Continuing Operations
Gold price received ($/oz) 1,192 1,289 -8%
Total cash costs ($/oz) 718 833 -14%
Corporate & marketing costs ($m) ** 24 20 20%
Exploration & evaluation costs ($m) 31 32 -3%
All-in sustaining costs ($/oz) *** 928 1,052 -12%
All-in costs ($/oz) *** 1,021 1,155 -12%
Adjusted EBITDA ($m) 391 372 5%
Continuing and discontinued operations
Cash inflow from operating activities ($m) 323 336 -4%
Free cash inflow ($m) 71 34 109%
Capital expenditure ($m) 230 311 -26%
*
CC&V has been disclosed as a discontinued operation and the comparative results have been restated.
**
Includes administration and other expenses.
***
World Gold Council standard, excludes stockpiles written off.
UPDATE ON CRIPPLE CREEK & VICTOR
As previously advised on 31 March 2015, the company initiated a plan to identify a joint venture partner or purchaser in respect of its interest in the CC&V mine in Colorado in the United States. On 8 June 2015, the company announced that it had agreed to sell CC&V to Newmont Mining Corporation for $820m in cash, plus a net smelter return royalty. As at 30 June 2015, all conditions precedent in the agreement had not yet been fulfilled and as a result the transaction for the sale had not yet been recognised. Subsequently, on
3 August 2015, the transaction closed and the company received proceeds of $819.4m, which factored in estimated closing adjustments
(refer note 15).
UPDATE ON SADIOLA AND YATELA
As advised previously, the company announced its plan to dispose of its 41% stake in Sadiola and its 40% stake in Yatela. In light of the present gold price environment, the potential buyer IAMGold Corp is reviewing all its capital spending programmes, including future development projects. Therefore, negotiations relating to the potential disposal of Sadiola and Yatela have been suspended until further notice. AngloGold Ashanti will continue to mine and process the Sadiola oxides, which are expected to continue into 2016.
SOUTH AFRICA WAGE TALKS
AngloGold Ashanti, together with the largest employers and producers in South Africa’s gold sector, is currently negotiating a new wage agreement with labour unions representing most of the industry’s collective workforce. This year’s negotiations come at a challenging time for South Africa’s gold industry - gold prices remain almost 30% below their peak reached in 2011, tariff increases for water and electricity have risen by multiples of the inflation rate while wage increases have also continued to outpace inflation.
The industry has looked for ways to absorb these cost increases amid declining grades and diminishing productivity levels, with lower overall employment levels an unfortunate but unavoidable consequence. At current gold prices, much of the sector is close to, or below break-even levels, placing still more jobs at risk. Over the past decade, according to the Chamber of Mines, the average annual wage for an employee in the sector has risen by 180% to around R196,298 per year, while the total number of employees in the sector fell by a third to about 119,000 people. Over that same period, South Africa’s gold production fell by an average annual decline of 8.2%.
Leadership of these gold companies have sought to reach a new accord with employees and their labour unions to arrest this downward spiral and restore the industry to a more sustainable long-term footing. It is crucial for the future of one of South Africa’s key economic contributors, and indeed for individual mines and their employees, given that companies cannot be expected to persist with unprofitable operations.
Quarterly report June 2015 - www.AngloGoldAshanti.com

The companies represented in the negotiations made an initial ‘firm offer’ on 29 June 2015, which included a R750 a month (13%)
increase on basic salaries for entry level employees, plus the attached medical and other benefits that accrued to that increase. On
30 July 2015, after additional negotiation, the companies made a final offer to employees in a bid to secure a three-year agreement.
Whilst the offers differed between some of the companies, depending on the unique economic circumstances of each, AngloGold and
Sibanye, which between them employ 70% of people in the bargaining unit, agreed to provide a payment of R1,000 per employee each year for three years. This amount would not attract benefits. In addition, the monthly housing allowance would be increased by R100, or
5%, in the first year of the proposed three-year agreement. Through this final offer, each of the companies had ensured that the guaranteed pay of entry level employees would reach R12,800 and R13,200 per month in the third year of the agreement. The offer, which was made on the basis that it be accepted by all unions, was subsequently rejected and so withdrawn by the companies, which reverted to the original, ‘firm offer’ made on 29 June. The two major unions have subsequently declared a formal dispute with the companies. In line with the companies’ recognition agreements and the Labour Relations Act, engagement will now continue in a mediated process under the auspices of the Commission for Conciliation, Mediation and Arbitration (the CCMA). This mechanism is one that has delivered meaningful engagement and negotiated settlements over many decades.
AngloGold Ashanti remains committed to reaching a mutually beneficial agreement with its employees in order to avoid any potentially damaging disruption to operations that could result in further lasting harm to the industry and those that rely on it for a living. An agreement, however, must be made with the long-term sustainability of the industry in mind.
OPERATING HIGHLIGHTS
The South Africa region produced 261,000oz at a total cash cost of $879/oz for the second quarter of 2015 compared to 319,000oz at a total cash cost of $863/oz in the same quarter last year. The region is showing early signs of recovery despite having been severely affected by a range of safety stoppages across its operations with lost production approximating 23,000 ounces. Mponeng was most affected due to the fatalities at the mine in the preceding quarters and the resultant slow resumption of operations. Despite currency weakness and concerted efforts to contain inflationary pressures, the total cash costs were adversely impacted by lower production levels and higher winter power tariffs.
Production at West Wits was 114,000oz at a total cash cost of $856/oz compared to 144,000oz at a total cash cost of $794/oz in the same quarter last year. The second quarter’s performance was negatively impacted by safety-related disruptions predominantly at
Mponeng mine. This was partially alleviated by an improvement of 16% in grade year-on-year at TauTona due to lower waste tonnage throughput and treatment of TauTona’s tons at Mponeng plant, which aided gold recovery. TauTona’s cash costs improved by 8%
compared to the same quarter last year as the mine embarked on a number of initiatives to combat cost challenges, including the increase in energy tariffs. A full operational, capital and off-mine cost remodelling is currently underway at Mponeng. Certain areas, previously developed above the 120 level at Mponeng were taken out of the plan for for safety reasons, driven by seismic risks. A revised plan is in place, having started last quarter, aimed at addressing the seismicity challenges as well as ventilation constraints.
Production from the Vaal River operations was 97,000oz at a total cash cost of $854/oz compared to 120,000oz at a total cash cost of
$875/oz in the same quarter last year. Production performance within the region was negatively affected by regulatory safety related stoppages, whilst production at Moab Khotsong was lower compared to the same quarter last year as a result of lower face values caused by moving out of high grade areas mainly due to seismicity. The ore pass blockage reported at Kopanang in the previous quarter was successfully cleared towards the latter part of the previous quarter. The requisite controls were operational from the end of
May 2015 and the mine is now operating to capacity. Moab Khotsong, remained the lowest cost producer for the South African region at a total cash cost of $811/oz. Great Noligwa shaft is in the process of being placed in care and maintenance as related mining has been consolidated into Moab Khotsong.
Surface Operations’ production was 46,000oz at a total cash cost of $988/oz, compared to 55,000oz at a total cash cost of $1,016/oz in the same quarter last year. Production was impacted by a variety of factors including, the higher intake of low-grade Kopanang marginal ore dump (MOD) material, changes in the transportation of ore to mitigate rail logistic challenges, plant maintenance, the unavailability of infrastructure linked with comminution and lower production days compared with the same period last year. The average grade of the
MOD material processed in the current quarter was lower than the same quarter last year due to the depletion of high-grade Great
Noligwa mine’s MOD material. At Mine Waste Solutions, the surface-dump retreatment operation, the main focus during the quarter was the optimisation of the flotation circuit to augment concentrate generation feeding the uranium plant.
The Continental Africa region produced 368,000oz at a total cash cost of $638/oz for the second quarter of 2015 compared to
395,000oz at a total cash cost of $846/oz in the same quarter last year. The region’s solid performance was mainly driven by Geita,
Iduapriem, Morila, and Kibali. The Geita mine continues to deliver strong operational performance, Iduapriem resumed full-scale mining,
Kibali is now at full ramp-up stage having fully commissioned the oxide plant, and Morila surprised on the upside with high grades from the satellite pit. The region achieved AISC of $778/oz, the lowest for the group and the lowest for Continental Africa region since the first quarter of 2010. The reduction in overall costs for the region is largely a result of increased production, cumulative benefits of the cost management initiatives focusing on efficiencies and lower fuel costs.
In the Democratic Republic of Congo, Kibali’s production was 75,000oz at a total cash cost of $547/oz compared to 41,000oz at a total cash cost of $717/oz in the same quarter last year. Production was 83% higher as a result of a 20% increase in plant recovery rate and 39% increase in tonnage throughput with consistent plant operations. This was assisted by commissioning the oxide plant, and the commencement of operational ramp-up together with the start of underground mining which delivered above plan and is well positioned to continue the expected ramp-up in the second half of the year, thereby also leading to a 32% increase in recovered grade. Total cash costs were 24% lower than same quarter last year due to increased production.
In Ghana, Iduapriem’s production was 48,000oz at a total cash cost of $1,029/oz compared to 47,000oz at a total cash cost of $911/oz in the same quarter last year. The increase in production was a result of a 2% increase in recovered grade. Tonnage throughput in the current quarter has stabilised following the SAG mill upgrade towards the end of last quarter. Total cash costs increased by 13% mainly due to the resumption of mining operations following the stockpile treatment plan when limited mining took place in the previous year.
Obuasi’s production was 14,000oz at a total cash cost of $1,068/oz. Production is currently delivered from surface operations and tailings maintenance activities. As the mine is at limited operating phase, following the suspension of underground mining operations in the previous year, in line with the Amendment to the Programme of Mining Operations (APMO), the current quarter’s operational performance is not comparable to the same quarter last year.
Quarterly report June 2015 - www.AngloGoldAshanti.com

In the Republic of Guinea, Siguiri’s production was 68,000oz at a total cash cost of $791/oz compared to 80,000oz at a total cash cost of $777/oz in the same quarter last year. The reduction in production was a result of a planned decrease in recovered grade due to depletion of higher grade ore sources in the previous year, partly offset by a 6% increase in tonnage throughput. Total cash costs were higher than the previous period reflecting the impact of the lower recovered grade. This was partly offset by favourable exchange rate effects and lower production input costs, especially lower fuel prices.
In Mali, production at Morila was 14,000oz at a total cash cost of $618/oz compared to 10,000oz at a total cash cost of $1,137/oz in the same quarter last year. Production increased by 40% as a result of the higher grade tonnes sourced from the satellite pit commissioned in the latter part of last year. Consequently, total cash costs decreased by 46%.
Production at Sadiola was 17,000oz at a total cash cost of $801/oz compared to 23,000oz at a total cash cost of $957/oz in the same quarter last year. The decrease in production was caused by a planned 24% decrease in recovered grade as a result of limited operational flexibility in the oxide operations as availability of higher grade oxide ore declines. Total cash costs decreased by 16% due to lower processing and general & administration costs, together with the cumulative benefit of the cost management initiatives implemented in the previous year.
Yatela accelerated the transition to full closure in the current period with no reportable operational metrics.
In Tanzania, the Geita mine production was 132,000oz at a total cash cost of $405/oz compared to 110,000oz at a total cash cost of
$667/oz in the same quarter last year. Production increased by 20% as a result of the 11% increase in recovered grade realised from accessing the higher grade ore sources stripped in the Nyankanga pit in the previous year, together with an 8% increase in plant throughput due to higher mill efficiency and softer ore. Total cash costs decreased by 39% primarily as a result of the higher production, the efficiency of lower mining unit costs together with the benefits of lower fuel and reagent prices.
The Americas produced 182,000oz at a total cash cost of $662/oz for the second quarter of 2015 compared to 229,000oz at a total cash cost of $765/oz in the same quarter last year. The region’s performance was somewhat dampened by decreased production from
Anglogold Ashanti Mineração, which during the quarter, had lower feed grades following changes in the mining plan. This was partially offset by a 16% increase in production from CC&V as well as higher grades and more tonnes treated in Argentina. The costs in the
Americas decreased mainly due to higher by-product credits and local currency depreciation. Annual wage negotiations in Brazil and
Argentina, which had started early in July 2015, have been concluded, with all parties reaching an agreement in early August 2015.
In Argentina, Cerro Vanguardia´s production was 70,000oz at a total cash cost of $632/oz compared to 62,000oz at a total cash cost of
$682/oz in the same quarter last year. Production was 13% higher mainly due to the effect of higher production from the heap leach and other operational efficiencies. The mine also treated higher grades and more tonnes during the quarter. Cash costs benefited from the higher by-product credits derived from higher volumes sold, in addition to which the average exchange rate also contributed positively.
Lower rehabilitation charges were due to an increase in the discount rate and also positively impacted improved costs. However, these favourable effects were partially offset by higher equipment and vehicle maintenance costs, higher explosives consumption and higher costs from the heap leach due to higher volume of material processed.
Cost savings initiatives continued during the quarter, which were oriented towards efficiencies and production improvements including underground mine expansion, increased mill throughput and silver recovery, and capex savings. Additionally, production improvements are being analysed with a view to increasing the production profile going forward.
In Brazil, production was 113,000oz at a total cash cost of $681/oz in the second quarter of 2015 compared to 118,000oz at a total cash cost of $759/oz in the same quarter last year. At AngloGold Ashanti Mineração, production was 83,000oz at a total cash cost of
$656/oz compared to 88,000oz at a total cash cost of $717/oz in the same quarter last year. Production was adversely impacted by both lower feed grades and tons treated following changes of the mining plan.
Mining plan changes are expected to be implemented with a view to improving tonnage in higher grade areas and shaft haulage performance. At the Córrego do Sítio complex, changes in the geological modelling at both Oxide and Sulphide (Mina II) mines affected the mining plan for the first half of the year which led to a review to identify actions in both mines for production recovery as planned for the second half of the year.
Serra Grande’s production was at 30,000oz at a total cash cost of $749/oz compared to 30,000oz at a total cash cost of $879/oz in the same quarter last year. Production remained unchanged from the same quarter last year, however, it was lower than the previous quarter as a result of both lower feed grade and tonnage treated, in line with plans. Total cash costs were lower as the mine maintained gold production levels and as a consequence of inventory movements, as well as the positive effects resulting from the depreciation of the
Brazilian Real.
The limited availability of
the heavy mechanised equipment
fleet affected production in the first half of the year.
Mining of higher grade
ore at Mina III and increased mining from Open Pit Orebody V are expected in the latter part of the year. However, high inflation rates in
Brazil and the threats of power rationing due to the rainy season early in the year which poses a risk to both costs and production. Plans are being developed and implemented to mitigate these risks.
The Australia region produced 139,000oz at a total cash cost of $727/oz for the second quarter of 2015 compared to 155,000oz at a total cash cost of $850/oz in the same quarter last year.
Sunrise Dam’s production was 58,000oz at a total cash cost of $947/oz compared to 62,000oz at a total cash cost of $1,308/oz in the same quarter last year. Production was lower due to lower than anticipated mined grades. The mine delivered 683,000t during the quarter, and cost management measures continued to deliver improvements in underground mining unit costs. A total of 963m of underground capital development and 1,975m of operational development were completed during the quarter, at an average rate of
920m of development per month. Mill throughput was 937,000t, with good plant availability.
Tropicana’s production was 81,000oz at a total cash cost of $533/oz compared to 93,000oz at a total cash cost of $498/oz in the same quarter last year. Gold production was lower as a result of lower throughput and lower head grade. Mill throughput of 1.00 Mt was impacted by planned maintenance on major components of the processing plant including refurbishment of the primary crusher, a mill reline and the first change of the HPGR rolls, which have exceeded wear-life expectations. Head grades decreased over the period by approximately 9% in line with the mine’s grade streaming approach. The average gold recovery remained constant at ~90%.
Quarterly report June 2015 - www.AngloGoldAshanti.com

Total cash costs increased partly due to the lower production and increased costs in processing and maintenance.
Mining productivity continued to improve with total movement and ore volumes ahead of plan.
SAFETY
Safety control measures and efforts to eliminate accidents within workplaces continued to show strong commitment in safety performance. AngloGold Ashanti reported an all injury frequency rate of 7.32 per million hours worked for the quarter, the broadest measure of safety performance, compared to 6.82 the same quarter last year. The year-on-year AIFR reflects an increase due to restatements which resulted from injury reclassifications in some of the operations. These were due to injury reclassifications and/or progression of injury severity. However, the AIFR improved 4% from 7.66 per million hours worked last quarter.
For the first time in the 58-year history at TauTona, the mine achieved two years without any fatality accident on the 27 May 2015 whilst
Moab Khotsong achieved 2 million fatality-free shifts on 26 June 2015 for the first time in the mine’s history. Regrettably, on the last day of the quarter there was a fatality at the Kopanang mine in South Africa. We continuously build and maintain organisational safety capabilities and capacity in the areas of Safety Leadership, Hazard and Risk Management, and Incident Investigation. Safety is our
highest priority, a critical focus area in our strategic objectives and we remain committed to a zero harm work environment and a sustainable resilient safety ethos within our organisation in line with our values.
UPDATE ON CAPITAL PROJECTS
Obuasi
The Feasibility Study is tracking well, with the first draft complete and a detailed optimisation process underway as planned. The current limited operating phase, which includes the processing of old tailings, is also progressing according to plan, whilst the development of the Obuasi Deeps Decline is continuing as scheduled. The diamond drilling programme, aimed at enhancing confidence in the mineral resource, is also on track. Our proactive community engagement programme, through the Community Consultative Councils continues to provide updates to the community and all other stakeholders. AngloGold Ashanti will continue to engage with the Government of
Ghana and the relevant regulators regarding the investment framework that will prevail in the event of the reopening of Obuasi, and discussions with potential joint venture partners will continue in parallel with these talks.
Kibali is well positioned to continue the expected ramp up in the second half of the year. The paste plant was completed and commissioned during the quarter, enabling backfilling of the first primary stope. The construction of Ambarau, the second, 11MW hydropower station made substantial progress during the quarter and the first power generation is expected to be delivered in the third quarter. Work has also been initiated on Azambi, the third hydropower station, with commissioning of the 11MW facility expected early in 2017. The additional carbon regeneration facility was commissioned during the quarter, ahead of schedule. Work continued on the decline development on schedule during the quarter and production from the upper level stopes continued according to plan. Sinking of the vertical shaft recommenced as planned, with a further 6m sunk and 4m developed in the box-cut. The total shaft depth is now at
728m. The shaft completion remains ahead of schedule, with shaft bottom expected to be reached in the third quarter.
In Australia, the Gas Pipeline Project continued during the quarter as the APA group (APA) carries out the construction work on the
293km long Eastern Goldfields Pipeline. The pipeline was in ground to the half-way mark at the end of the quarter. Rehabilitation of the access track had commenced. End of line facility construction at each mine started during the quarter, including expansion of the power station hall at Sunrise Dam. The project is on schedule.
In South Africa, in the Mponeng Phase I project, a mechanised secondary support strategy was implemented which delivered encouraging results with the first unit achieving the milestone of 780m²/rig/month. Two units were assembled during the quarter although behind schedule, with the last unit expected to be commissioned during the third quarter. However, the slower than anticipated secondary support installation rates, in conjunction with the safety stoppages experienced since last year (116 days lost to the project since February, 2014), resulted in schedule slippage causing a delay and extending the project into 2017. A revised plan is underway to address the project challenges which included seismicity as well as ventilation constraints. Thus far, raise boring of the ventilation hole was completed during the quarter.
The Mponeng Phase 2 project continued with planned activities towards the commencement of development in the ramp area (critical path), including the construction of the ice dam, ice hole equipping between 89 and 120 levels, secondary support, as well as 119 level development to create tipping infrastructure. The holing of the ice dam between 120 and 121 levels was concluded during the quarter.
TECHNOLOGY AND INNOVATION UPDATE
1.
Progress on Reef Boring
2014 2015
Q1 Q2 Q3 Q4 Q1 Q2
Small
Range
Machines
Number of machines 0 1 1
1
1
1
Number of holes drilled 0 5 4 7 11 7
Medium
Range
Machines
Number of machines 1 3
4
4
3 4
Number of holes drilled 4 12 22 23 18 33
Quarterly report June 2015 - www.AngloGoldAshanti.com

1.1 Small range:
Drilling at Kopanang in the Vaal reef has proven to be more successful than in the C-Reef at Great Noligwa. The required drilling speeds of 4m/hour have been achieved and focus is expected to continue on enhancing accuracy.
1.2 Medium range:
The MK II machine was returned to TauTona after being refurbished to MK III specifications. Sledges installed on all three MKIII machines have contributed to an overall increase in the performance of the machines. The aim now is to achieve 72hours/hole, and accordingly, the following actions were identified with emphasis on the MKIII machines at TauTona:
- Assess rod handlers on the machines to assist with installation and removal of drilling rods
- New designs for mechanical anchoring investigated to improve set-up times
- Hydraulic transportation of drill chippings.
1.3 Machine manufacturing:
The MK IV machine has been delivered at TauTona.
2. Ore body knowledge and exploration
The fit for purpose Bohrmeister drill rig designs have been approved and manufacturing has commenced. The new rig is expected to be delivered to TauTona mine in November, with drilling expected to start in January 2016.
3. Ultra High Strength Backfill (UHSB)
During the second quarter, different trials were run at surface to achieve a 1,000m horizontal pumping distance, with the target achieved of 1,000m at 7m3/hour. Further trials will be conducted with the mixture temperature increased to simulate underground conditions.
Three prototype production machines at TauTona continue to make progress towards the desired drilling efficiencies. Narrow-reef drilling at Kopanang is progressing well with less cutter-head deflection than experienced when drilling the C-reef at Great Noligwa.
Reverse Circulation drilling depth and penetration rates have met original specifications and work is now expected to commence to refine drilling accuracy. Ultra-high strength backfill test work continues to yield improved design capabilities with greater pumping distances and increased mixing volumes being proven possible.
EXPLORATION UPDATE
Total expensed exploration and evaluation costs (including technology) during the second quarter, inclusive of expenditure at equity accounted joint ventures, were $34m ($10m on Brownfields exploration, $4m Technology, $6m on Greenfields exploration and $14m on pre-feasibility studies), compared to $36m for the same quarter last year.
This section contains only highlights from the exploration programmes conducted during the quarter. Detailed information on the exploration activities and studies both for Brownfields and Greenfields is available on the AngloGold Ashanti website
(www.anglogoldashanti.com), in the quarterly reports section.
BROWNFIELDS EXPLORATION
Capitalised Brownfield exploration during the second quarter, inclusive of capital expenditure at equity accounted joint ventures, was
$16m, compared to $17m for the same quarter last year.
A total of 140,454m of diamond and reverse circulation (RC) drilling was completed.
In South Africa, four deep surface drilling sites were in operation during the quarter, one on the Moab Khotsong Mine and three at
Mponeng (WUDLs).
In Tanzania, a total of 3,330m of exploration drilling was completed and was focused on infill drilling at Nyankanga Cut 8, Mineral
Resource delineation at Matandani North and Geita Hill UG, as well as metallurgical drilling at Matandani pit and the initiation of a
Vertical Seismic Profiling (VSP) hole at Geita Hill. Exploration also supported 977m of sterilisation drilling at WD12. A total of 3 RC holes
(201m) and 7 DD holes (1,015m) were completed at Nyankanga Cut 8. Mineral Resource delineation drilling commenced at Geita Hill, aiming at delineating down dip extensions of the Geita Hill ore body for potential underground mining. The first hole was completed
(517m). Assay results confirmed the continuation of a high grade zone in the down-dip projection of the ore zone.
In Guinea, at Siguiri Gold Mine, 165 holes were drilled (18,061m). This drilling comprised aircore (AC), reverse circulation (RC) and diamond drilling (DD) holes drilled in fresh rock infill of Block 1 pits and oxide reconnaissance in Blocks 1, 2 and 3. An additional 958m of sterilisation drilling was completed at Boukaria. Progress was affected by drill pad availability, which requires extensive backfilling and dewatering. Assay results returned to date support the current block model with several intersections better than predicted. Limited
Toubani (389m) and Kami (861m) below-pit infill was also completed and also returned a number of positive intersections. Infill drilling was also completed in some of the deeper portions of Seguelen PB2 (1,809m). At Sokunu, 2 of the remaining 4 planned holes were completed to infill the southwest margin. Reconnaissance field mapping continued in Block 1 at Seguelen East and Silakoro, and at the
Dragon Target in the west of Block 3. The Foulata drilling programme in Block 2 was completed (953m).
In Ghana, at Obuasi Gold Mine, no exploration work was conducted. At Iduapriem, auger drilling on the north heap leach pad was completed and all results have been received. Thereafter, geological mapping in Bankyem Line (Block 1 Extension) continued this quarter.
In the DRC at Kibali, Mineral Resource conversion drilling was conducted at Gorumbwa, Mengu Hill and Megi. Subsequent to the phase
1 drilling completed in last quarter, a revised Mineral Resource estimate was completed for Megi. Follow up exploration programmes will be required. At Durba Hill, immediately west of the KCD pit, anomalous trench results were drill tested. The results were positive and further drilling is planned.
Seven higher-priority ranked targets were identified along the KZ structure, based on the potential to host a new multi-million ounce standalone deposit or an economic satellite deposit. More details and results are contained in the report available on the website.
In Argentina, drilling activities continued in the quarter at Cerro Vanguardia with 20,290m completed. Field work with trenching and channel sampling to advance targets to drill stage continued.
Quarterly report June 2015 - www.AngloGoldAshanti.com

In Brazil, exploration continued at the Cuiabá, Lamego and Córrego do Sítio production centers for AGABM with 15,740m drilled collectively in the surface and underground drilling programmes during the quarter. Drilling production was adversely impacted by mechanical availability of the underground drills. The focus remains on Mineral Resource conversion. Geological modelling continued
for near mine target generation. At Serra Grande, 15,630m of drilling was completed as infill drilling programmes continued in the
Mineral Resource conversion programmes. Mapping and sampling were in progress for target delineation.
In Colombia, drilling started to test targets generated from soil sampling within the Gramalote JV tenements and infill drilling in the saprolite horizon; 1,460m of drilling were completed during the quarter. At La Colosa, 1,810m were drilled during the quarter as the site investigation, hydrology and geotechnical programmes for the year continued. The Quebradona JV programme continued with 3,090m drilled during the quarter. The focus remains on infill and delineation drilling for the higher grade copper-gold mineralisation in the upper part of the deposit.
In the United States, 17,525m were drilled during the quarter, as part of the ongoing programme to add new tonnage for the VLF facilities and confirm high grade targets outside and below the current open pit designs. This work will be handed over to Newmont following the sale of the CC&V mine.
At Sunrise Dam in Australia, exploration was focussed on Mineral Resource extension and infill for the underground Mineral Resource utilising diamond coring (12,686m). During the quarter drilling targeted Vogue, GQ South, Carey Shear Zone, Hammerhead (HMH)
East, Cosmo North and Cosmo East and Dolly Corridor. Testing of the geological and mineralisation models in the Carey Shear and
Hammerhead East areas proved successful. GQ South shows some potential to the south and down-dip. No substantial development mapping was done in the Vogue area due to active development and establishment of the Vogue ventilation circuit. Aircore drilling
(6,456m) commenced at the Kraken Project, situated over the western extents of the Lake Carey playa salt lake system, approximately
10km east. Several target areas comprising favourable geological and structural positions are being drill tested beneath lake cover sequences.
At Tropicana, drilling continued in the immediate mine environs, with diamond holes testing targets at the Havana North, Tropicana
Extensions and Havana South / Crouching Tiger areas. A total of 3,870m of RC and 8,024m of DD drilling were completed.
GREENFIELDS EXPLORATION
Greenfields exploration activities during the second quarter were undertaken in Australia, Colombia and Brazil. Greenfields Exploration
completed 6,530m of diamond and RC drilling. Total expenditure for the quarter was $6m.
In Colombia, work focused on the Guintar project (100% AngloGold Ashanti) which is situated 40km west of Medellin. Mapping has outlined an extensive alteration system in sediments overlaying a dioritic porphyry intrusion. The intrusion is associated with both porphyry Cu/Au and epithermal gold occurrences. Surface sampling has produced +0.5g/t Au to +10g/t Au rock samples. Drill permitting activities are currently underway with drilling planned for the third quarter.
In Australia, at the Tropicana JV (AngloGold Ashanti 70%) a total of 10,907m of aircore (AC), 4,333m of reverse circulation (RC) and
833m of diamond drilling (DD) was completed across the Madras, Masala and southern Tropicana Belt prospects located 25 km to
40 km south of the Tropicana Gold Mine. At the Mullion Project in New South Wales, pole-dipole Induced Polarisation (IP) ground geophysical surveying was completed over six target areas for a total of 23 line kilometres. Several subtle chargeable anomalies were identified during the survey and are expected to be diamond drill tested during the third quarter.
In Brazil, 1,364m of diamond drilling was completed at Pe Quente (Graben JV, 51% AngloGold Ashanti). Assay results have been received, with relatively widespread, anomalous but sub-economic, gold values associated with phyllic (sericite – pyrite) alteration or zones of silicification over variable widths returned. A full review of the project is in progress which will incorporate all historical and recent gold and multi-element analytical results prior to defining the next steps.
OUTLOOK
Gold production for the third quarter of 2015 is estimated to be between 900,000oz to 950,000oz and total cash costs of $770/oz to
$820/oz assuming average exchange rates of ZAR12.20/$, BRL3.00/$, $0.77/A$ and AP9.33/$. Brent Crude Oil at $62/bl average for the quarter.
The production and total cash cost estimates assumes only one month of operating results from CC&V.
The annual guidance for production has been revised to exclude CC&V with effect from 1 August 2015 at 3.8Moz to 4.1Moz.
Notwithstanding the sale of CC&V, the guidance for total cash costs and All-in sustaining costs remain at $770/oz to $820/oz and
$1,000/oz to $1,050/oz, assuming average exchange rates of ZAR12.05/$, BRL 2.98/$, $0.78/A$ and AP9.19/$. Brent Crude Oil at
$62/bl average for the year.
Capital expenditure guidance for the year revised downwards by $100m excluding CC&V at $900m to $1,000m.
Both production and cost estimates assume neither labour interruptions, power disruptions or changes to asset portfolio and/or operating mines. Other unknown or unpredictable factors could also have material adverse effects on our future results.
Outlook data is forward-looking information which is further discussed on the front cover of the document.
Quarterly report June 2015 - www.AngloGoldAshanti.com

A member firm of Ernst & Young Global Limited.
A full list of Directors is available on the website.
Chief Executive: Ajen Sita
EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146
Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com
Independent auditor’s review report on the Condensed Consolidated Financial Statements for the quarter and six months ended 30 June 2015 to the Shareholders of AngloGold Ashanti Limited
We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 10 to 24, which comprise the accompanying condensed consolidated statement of financial position as at 30 June 2015, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and six months then ended, and selected explanatory notes.
Directors’ Responsibility for the Condensed Consolidated Financial Statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the
International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting
Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council , and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial
Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.
The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and six months ended 30 June 2015 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting
Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South
Africa.
Ernst & Young Inc.
Director – Roger Hillen
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
13 August 2015
Quarterly report June 2015 - www.AngloGoldAshanti.com

Group
income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2015
2015
2014
2015
2014
US Dollar million
Notes
Reviewed
Restated
Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
Revenue
2
1,059
1,068 1,289 2,127 2,587
Gold income 2
1,014
1,032 1,252 2,046 2,515
Cost of sales
3
(830)
(822) (1,005) (1,652) (1,974)
Gain (loss) on non-hedge derivatives and other
commodity contracts
4
(7) (6) (3) (22)
Gross profit
188
203 241 391 519
Corporate administration, marketing and other
expenses
(24)
(22) (20) (46) (45)
Exploration and evaluation costs
(31)
(28) (32) (59) (62)
Other operating expenses
4
(22)
(21) (7) (43) (12)
Special items
5
(1)
5 (17) 4 (24)
Operating profit
110
137 165 247 376
Interest received 2
6
8 6 14 12
Exchange loss
(7)
(14) (8) (21) (14)
Finance costs and unwinding of obligations 6
(65)
(66) (70) (131) (141)
Fair value adjustment on $1.25bn bonds
(35)
(31) (31) (66) (101)
Share of associates and joint ventures' profit (loss)
7
34
25 (85) 59 (66)
Profit (loss) before taxation
43
59 (23) 102 66
Taxation
8
(56)
(59) (60) (115) (115)
Loss after taxation from continuing operations
(13)
- (83) (13) (49)
Discontinued operations
(Loss) profit from discontinued operations
9
(125)
5 9 (120) 21
(Loss) profit for the period
(138)
5 (74) (133) (28)
Allocated as follows:
Equity shareholders
- Continuing operations
(17)
(6) (89) (23) (62)
- Discontinued operations
(125)
5 9 (120) 21
Non-controlling interests
- Continuing operations
4
6 6 10 13
(138)
5 (74) (133) (28)
Basic (loss) earnings per ordinary share (cents)
(1)
Loss per ordinary share from continuing operations
(4)
(1) (22) (6) (15)
(Loss) earnings per ordinary share from discontinued
operations
(31)
1 2 (29) 5
Basic loss per ordinary share (cents)
(35)
0 (20) (35) (10)
Diluted (loss) earnings per ordinary share (cents)
(2)
Loss per ordinary share from continuing operations
(4)
(1) (22) (6) (15)
(Loss) earnings per ordinary share from discontinued
operations
(31)
1 2 (29) 5
Diluted loss per ordinary share (cents)
(35)
0 (20) (35) (10)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter and six months ended 30 June 2015 have been prepared by the corporate accounting staff of AngloGold
Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group's Chief Accounting Officer. This process was supervised by Ms
Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief
Executive Officer. The financial statements for the quarter and six months ended 30 June 2015 were reviewed, but not audited, by the Group's statutory auditors,
Ernst & Young Inc.
Quarterly report June 2015 - www.AngloGoldAshanti.com

Group
statement of comprehensive income
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2015
2015
2014
2015
2014
US Dollar million
Reviewed
Restated
Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
(Loss) profit for the period
(138)
5 (74) (133) (28)
Items that will be reclassified subsequently
to profit or loss:
Exchange differences on translation of foreign
operations
3
(93) (8) (90) (16)
Share of associates and joint ventures' other
comprehensive income
-
- - - 1
Net (loss) gain on available-for-sale financial assets
(2)
(5) - (7) 9
Release on impairment of available-for-sale
financial assets
5
- 1 5 1
Release on disposal of available-for-sale
financial assets
(1)
(1) - (2) -
Deferred taxation thereon
-
1 - 1 (4)
2
(5) 1 (3) 6
Items that will not be reclassified
subsequently to profit or loss:
Actuarial (loss) gain recognised
(7)
12 6 5 16
Deferred taxation thereon
2
(3) (2) (1) (4)
(5)
9 4 4 12
Other comprehensive (loss) income for the
period, net of tax
-
(89) (3) (89) 3
Total comprehensive loss for the
period, net of tax
(138)
(84) (77) (222) (25)
Allocated as follows:
Equity shareholders
- Continuing operations
(17)
(95) (92) (112) (59)
- Discontinued operations
(125)
5 9 (120) 21
Non-controlling interests
- Continuing operations
4
6 6 10 13
(138)
(84) (77) (222) (25)
Rounding of figures may result in computational discrepancies.
Quarterly report June 2015 - www.AngloGoldAshanti.com

Group
statement of financial position
As at
As at
As at
As at
June
March
December
June
2015
2015
2014
2014
US Dollar million
Notes
Reviewed Reviewed Audited Reviewed
ASSETS
Non-current assets
Tangible assets
4,453
4,603 4,863 4,955
Intangible assets
188
200 225 270
Investments in associates and joint ventures
1,464
1,450 1,427 1,348
Other investments
120
119 126 144
Inventories
103
354 636 602
Trade and other receivables
19
18 20 23
Deferred taxation
5
116 127 187
Cash restricted for use
35
37 36 36
Other non-current assets
30
36 25 56
6,417
6,933 7,485 7,621
Current assets
Other investments
2
2 - -
Inventories
721
795 888 1,002
Trade and other receivables
207
263 278 356
Cash restricted for use
22
19 15 18
Cash and cash equivalents
459
362 468 604
1,411
1,441 1,649 1,980
Non-current assets held for sale 15
989
479 - -
2,400
1,920 1,649 1,980
TOTAL ASSETS
8,817
8,853 9,134 9,601
EQUITY AND LIABILITIES
Share capital and premium 12
7,058
7,052 7,041 7,032
Accumulated losses and other reserves
(4,430)
(4,287) (4,196) (3,969)
Shareholders' equity
2,628
2,765 2,845 3,063
Non-controlling interests
33
32 26 38
Total equity
2,661
2,797 2,871 3,101
Non-current liabilities
Borrowings
3,651
3,471 3,498 3,619
Environmental rehabilitation and other provisions
931
988 1,052 1,060
Provision for pension and post-retirement benefits
140
141 147 150
Trade, other payables and deferred income
6
11 15 14
Deferred taxation
556
565 567 607
5,284
5,176 5,279 5,450
Current liabilities
Borrowings
79
199 223 187
Trade, other payables and deferred income
536
539 695 777
Bank overdraft
-
- - 4
Taxation
58
49 66 82
673
787 984 1,050
Non-current liabilities held for sale 15
199
93 - -
872
880 984 1,050
Total liabilities
6,156
6,056 6,263 6,500
TOTAL EQUITY AND LIABILITIES
8,817
8,853 9,134 9,601
Rounding of figures may result in computational discrepancies.
Quarterly report June 2015 - www.AngloGoldAshanti.com

Group
statement of cash flows
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2015
2015
2014
2015
2014
US Dollar million
Reviewed
Restated
Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
Cash flows from operating activities
Receipts from customers
1,078
1,036 1,317 2,114 2,544
Payments to suppliers and employees
(704)
(796) (957) (1,500) (1,799)
Cash generated from operations
374
240 360 614 745
Dividends received from joint ventures
24
5 - 29 -
Taxation refund
-
- - - 38
Taxation paid
(65)
(46) (34) (111) (104)
Net cash inflow from operating activities from continuing operations
333
199 326 532 679
Net cash (outflow) inflow from operating activities from discontinued operations
(10)
(9) 10 (19) 8
Net cash inflow from operating activities
323
190 336 513 687
Cash flows from investing activities
Capital expenditure
(172)
(141) (214) (313) (395)
Expenditure on intangible assets
-
- (3) - (3)
Proceeds from disposal of tangible assets
3
- 26 3 27
Other investments acquired
(23)
(32) (22) (55) (48)
Proceeds from disposal of other investments
20
28 20 48 43
Investments in associates and joint ventures
(3)
(3) (11) (6) (51)
Loans advanced to associates and joint ventures
(1)
(2) (2) (3) (6)
Proceeds from disposal of subsidiary
-
- 105 - 105
Cash in subsidiary disposed and transfers to held for sale
-
(2) 3 (2) 2
(Increase) decrease in cash restricted for use
(1)
(7) (3) (8) 23
Interest received
6
7 7 13 11
Net cash outflow from investing activities from continuing operations
(171)
(152) (94) (323) (292)
Net cash outflow from investing activities from discontinued operations
(22)
(27) (43) (49) (82)
Net cash outflow from investing activities
(193)
(179) (137) (372) (374)
Cash flows from financing activities
Proceeds from borrowings
129
61 76 190 90
Repayment of borrowings
(124)
(88) (131) (212) (299)
Finance costs paid
(37)
(82) (43) (119) (124)
Dividends paid
(2)
(2) (3) (4) (3)
Net cash outflow from financing activities from continuing operations
(34)
(111) (101) (145) (336)
Net cash outflow from financing activities from discontinued operations
-
(1) (1) (1) (3)
Net cash outflow from financing activities
(34)
(112) (102) (146) (339)
Net increase (decrease) in cash and cash equivalents
96
(101) 97 (5) (26)
Translation
1
(5) - (4) (2)
Cash and cash equivalents at beginning of period
362
468 503 468 628
Cash and cash equivalents at end of period
(1)
459
362 600 459 600
Cash generated from operations
Profit (loss) before taxation
43
59 (23) 102 66
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(4)
7 6 3 22
Amortisation of tangible assets
186
164 179 350 355
Finance costs and unwinding of obligations
65
66 70 131 141
Environmental, rehabilitation and other expenditure
(10)
(6) 3 (16) 3
Special items
(2)
(12) (9) (14) (4)
Amortisation of intangible assets
13
8 8 21 17
Fair value adjustment on $1.25bn bonds
35
31 31 66 101
Interest received
(6)
(8) (6) (14) (12)
Share of associates and joint ventures' (profit) loss
(34)
(25) 85 (59) 66
Other non-cash movements
11
5 27 16 40
Movements in working capital
77
(49) (11) 28 (50)
374
240 360 614 745
Movements in working capital
(Increase) decrease in inventories
(11)
46 12 35 27
Decrease (increase) in trade and other receivables
57
15 20 72 (15)
Increase (decrease) in trade, other payables and deferred income
31
(110) (43) (79) (62)
77
(49) (11) 28 (50)
Rounding of figures may result in computational discrepancies.
(1)
The cash and cash equivalents balance at 30 June 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $4m.
Quarterly report June 2015 - www.AngloGoldAshanti.com

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2013
7,006
136 (3,061) (1) 18 (25) (994) 3,079 28 3,107
Loss for the period (41) (41) 13 (28)
Other comprehensive income (loss) 1 6 12 (16) 3 3
Total comprehensive income (loss)
- 1 (41) - 6 12 (16) (38) 13 (25)
Shares issued 26 26 26
Share-based payment for share awards
net of exercised
(5) (5) (5)
Dividends of subsidiaries
- (3) (3)
Translation
1
1 (1) -
Balance at 30 June 2014
7,032 132 (3,101) (1) 24 (13) (1,010) 3,063 38 3,101
Balance at 31 December 2014
7,041
132
(3,109)
(1)
17
(40)
(1,195)
2,845
26
2,871
Loss for the period
(143)
(143)
10
(133)
Other comprehensive (loss) income
(3)
4
(90)
(89)
(89)
Total comprehensive (loss) income
- - (143) - (3) 4 (90) (232) 10 (222)
Shares issued
17
17
17
Share-based payment for share awards
net of exercised
(2)
(2)
(2)
Dividends of subsidiaries
-
(3)
(3)
Translation
(5)
4
(1)
2
-
-
-
Balance at 30 June 2015
7,058
125
(3,248)
(1)
13
(34)
(1,285)
2,628
33
2,661
Rounding of figures may result in computational discrepancies.
Equity holders of the parent
Quarterly report June 2015 - www.AngloGoldAshanti.com

Segmental
reporting
June
March
June
June
June
2015
2015
2014
2015
2014
Reviewed
Restated
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
Gold income
South Africa
303
284 390 586 763
Continental Africa
456
464 535 920 1,067
Australasia
172
173 189 345 405
Americas
211
248 236 459 484
1,142
1,169 1,351 2,310 2,719
Equity-accounted investments included above
(128)
(137) (99) (264) (204)
Continuing operations
1,014
1,032 1,252 2,046 2,515
Discontinued operations
59
54 69 113 129
1,073
1,086 1,321 2,159 2,644
Gross profit (loss)
South Africa
23
4 52 27 96
Continental Africa
121
117 113 239 232
Australasia
36
47 22 83 81
Americas
47
71 58 118 132
Corporate and other
1
1 (4) 2 (5)
228
240 241 469 536
Equity-accounted investments included above
(40)
(38) - (78) (17)
Continuing operations
188
203 241 391 519
Discontinued operations
10
6 11 16 28
198
209 252 407 547
Capital expenditure
South Africa
52
44 68 96 119
Continental Africa
79
64 121 143 249
Australasia
22
20 24 42 51
Americas
55
41 55 96 84
Corporate and other
1
- - 1 -
Continuing operations
209
169
268
378
503
Discontinued operations
21
26 43 48 82
230
195 311 426 585
Equity-accounted investments included above
(36)
(27) (52) (64) (105)
194
168 259 362 480
June
March
June
June
June
2015
2015
2014
2015
2014
Gold production
South Africa
261
239 319 500 609
Continental Africa
368
351 395 719 769
Australasia
139
143 155 282 310
Americas
182
195 180 377 364
Continuing operations
950
928 1,049 1,878 2,052
Discontinued operations
57
41 49 98 100
1,007
969 1,098 1,976 2,152
As at
As at
As at
As at
June
March
December
June
2015
2015
2014
2014
Reviewed
Reviewed
Audited
Reviewed
Total assets
South Africa
2,031
2,018 2,124 2,303
Continental Africa
3,188
3,203 3,239 3,312
Australasia
842
837 906 1,073
Americas
2,335
2,426 2,409 2,340
Corporate and other
421
369 456 573
8,817
8,853 9,134 9,601
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Quarter ended
Quarter ended
oz (000)
Six months ended
US Dollar million
Six months ended
US Dollar million
Quarterly report June 2015 - www.AngloGoldAshanti.com

Notes
for the quarter and six months ended 30 June 2015
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2014 except for the adoption of new standards and interpretations effective for the year beginning 1 January 2015.
Further, the comparative periods have been restated to separate continuing operations from discontinued operations in accordance with IFRS 5, as a consequence of the disposal of the Cripple Creek & Victor operations in the United States (note 9).
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the
International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as
issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards
Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and six months ended 30 June 2015. These interim financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the years ended 31 December 2014 and 2013.
Subject to other factors and unforeseen circumstances, quarter one production is generally lower than production during the rest of the year as a result of the ramp-up of operations after annual holiday production declines.
2. Revenue
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Reviewed
Restated
Reviewed
Restated
Reviewed Reviewed
Restated
Reviewed
US Dollar million
Gold income
1,014
1,032 1,252
2,046
2,515
By-products (note 3)
38
27 29
65
58
Royalties received (note 5)
1
1 1 2 2
Interest received
6
8 6 14 12
1,059
1,068 1,289 2,127
2,587
3.
Cost of sales
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Reviewed
Restated
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
US Dollar million
Cash operating costs
633
612 808
1,245
1,513
By-products revenue (note 2)
(38)
(27) (29)
(65)
(58)
595
585 779
1,180
1,455
Royalties
27
26 34
53
70
Other cash costs
6
7 7
13
13
Total cash costs
628
618 820
1,246
1,538
Retrenchment costs
3
4 3 7
9
Rehabilitation and other non-cash costs
4
5 14 9 29
Production costs
635
627 837 1,262
1,576
Amortisation of tangible assets
186
164 179 350 355
Amortisation of intangible assets
13
8 8
21
17
Total production costs
834
799 1,024
1,633
1,947
Inventory change
(4)
23 (19)
19
27
830
822 1,005
1,652
1,974
Rounding of figures may result in computational discrepancies
.
Quarterly report June 2015 - www.AngloGoldAshanti.com

4.Other operating expenses
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Reviewed Reviewed Reviewed
Reviewed
Reviewed
US Dollar million
Pension and medical defined benefit provisions
1
3 2 4 4
Claims filed by former employees in respect of loss
of employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
maintenance of old tailings operations
3
- 4 3
7
Care and maintenance costs
17
18 - 35 -
Other expenses
1
- 1 1 1
22
21 7
43 12
5. Special items
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Reviewed Reviewed
Reviewed
Reviewed Reviewed
US Dollar million
Impairment of other investments (note 10)
5
- 1 5 1
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 10)
-
- (25)
-
(23)
Royalties received (note 2)
(1)
(1) (1)
(2)
(2)
Indirect tax (recoveries) expenses and legal claims
(4)
(9) 12
(13)
12
Legal fees and other (recoveries) costs related to contract
termination and settlement
-
(2) 3
(2) 9
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments
-
6 - 6 -
Retrenchment and related costs
1
1 25 2
25
Loss on sale of Navachab (note 10)
-
-
2
- 2
1
(5) 17 (4)
24
6.
Finance costs and unwinding of obligations
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Reviewed
Restated
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
US Dollar million
Finance costs
60
60 64
120 128
Unwinding of obligations, accretion of convertible bonds and other discounts
5
6 6
11
13
65
66 70 131
141
7.
Share of associates and joint ventures’ profit (loss)
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Reviewed Reviewed Reviewed
Reviewed
Reviewed
US Dollar million
Revenue
131
141 121
272
238
Operating costs, special items and other expenses
(92)
(110) (197) (202)
(296)
Net interest received
1
2 1 3 3
Profit before taxation
40
33 (75)
73
(55)
Taxation
(6)
(8) (4) (14
(5)
Profit (loss) after taxation
34
25 (79) 59 (60)
Net impairment of investments in associates and joint ventures
(note 10)
-
- (6)
-
(6)
34
25 (85)
59
(66)
Net impairments recognised on the entity’s investments in equity accounted associates and joint ventures consider quoted share prices, their respective financial positions and anticipated declines in operating results of these entities.
Rounding of figures may result in computational discrepancies.
Quarterly report June 2015 - www.AngloGoldAshanti.com

8. Taxation
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Reviewed
Restated
Reviewed
Restated
Reviewed
Reviewed
Restated
Reviewed
US Dollar million
South African taxation
Mining tax
-
-
10
-
24
Non-mining tax
12
1
1
13
(2)
Prior year (over) under provision
-
(7)
7
(7)
5
Deferred taxation
Temporary differences
(5)
(17)
2
(22)
(18)
Unrealised non-hedge derivatives and other commodity
contracts
1
(2)
(2)
(1)
(6)
8
(25)
18
(17)
3
Foreign taxation
Normal taxation
62
43
38
105
82
Prior year over provision
-
-
(9)
-
(12)
Deferred taxation
Temporary differences
(14)
41
13
27
42
48
84
42
132
112
56
59
60
115
115
9. Discontinued
operations
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
US Dollar million
Gold income
59
54
69
113
129
Cost of sales
(49)
(48)
(59)
(97)
(102)
Gain on unrealised non-hedge derivatives and other
commodity contracts
-
-
1
-
1
Gross profit
10
6
11
16
28
Discontinued operations loss on disposal of assets (note 10) (12)
-
-
(12)
-
Other expenses
(2)
(1)
(2)
(3)
(1)
(Loss) profit before taxation
(4)
5
9
1
27
Normal taxation
-
-
-
-
(6)
Deferred taxation
(121)
-
-
(121)
-
(Loss) profit from discontinued operations
(125)
5
9
(120)
21
10. Headline
loss
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
US Dollar million
The loss attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Loss attributable to equity shareholders
(142)
(1)
(80)
(143)
(41)
Net profit on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)
-
-
(25)
-
(23)
Discontinued operations loss on disposal of assets (note 9)
12
-
-
12
-
Loss on sale of Navachab (note 5)
-
-
2
-
2
Impairment of other investments (note 5)
5
-
1
5
1
Net impairment of investments in associates and joint ventures
(note 7)
-
-
6
-
6
Taxation - current portion
-
-
7
-
7
Taxation - deferred portion
(2)
-
-
(2)
(3)
(127)
(1)
(89)
(128)
(51)
Headline loss per ordinary share (cents)
(1)
(31)
0
(22)
(31)
(13)
Diluted headline loss per ordinary share (cents)
(31)
0
(22)
(31)
(13)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
Quarterly report June 2015 - www.AngloGoldAshanti.com

11. Number of shares
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Reviewed
Reviewed
Reviewed
Reviewed
Reviewed
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000
600,000,000
600,000,000
600,000,000
E ordinary shares of 25 SA cents each
(1)
-
4,280,000
4,280,000
-
4,280,000
A redeemable preference shares of 50 SA cents
each
2,000,000
2,000,000
2,000,000
2,000,000
2,000,000
B redeemable preference shares of 1 SA cent
Each
5,000,000
5,000,000
5,000,000
5,000,000
5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
404,818,500
404,506,311
403,364,237
404,818,500
403,364,237
E ordinary shares in issue
-
-
690,984
-
690,984
Total ordinary shares:
404,818,500
404,506,311
404,055,221
404,818,500
404,055,221
A redeemable preference shares
2,000,000
2,000,000
2,000,000
2,000,000
2,000,000
B redeemable preference shares
778,896
778,896
778,896
778,896
778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
404,689,301
404,164,937
403,259,109
404,428,567
403,029,051
E ordinary shares
-
-
699,769
-
698,794
Fully vested options
2,801,585
3,241,830
2,030,986
3,124,438
2,420,030
Weighted average number of shares
407,490,886
407,406,767
405,989,864
407,553,005
406,147,875
Dilutive potential of share options
-
-
-
-
-
Diluted number of ordinary shares
407,490,886
407,406,767
405,989,864
407,553,005
406,147,875
(1)
Shareholders approved cancellation of authorised E shares at the Annual General Meeting held on 6 th
May 2015.
12. Share capital and premium
As at
Jun
Mar
Dec
Jun
2015
2015
2014
2014
Reviewed
Reviewed
Audited
Reviewed
US Dollar Million
Balance at beginning of period
7,094
7,094
7,074
7,074
Ordinary shares issued
17
11
29
21
E ordinary shares issued and cancelled
-
-
(9)
-
Sub-total
7,111
7,105
7,094
7,095
Redeemable preference shares held within the group
(53)
(53)
(53)
(53)
E ordinary shares held within the group
-
-
-
(10)
Balance at end of period
7,058
7,052
7,041
7,032
13. Exchange
rates
Jun
Mar
Dec
Jun
2015
2015
2014
2014
Unaudited
Unaudited
Unaudited
Unaudited
ZAR/USD average for the year to date
11.91
11.75
10.83
10.67
ZAR/USD average for the quarter
12.08
11.75
11.22
10.51
ZAR/USD closing
12.16
12.13
11.57
10.63
AUD/USD average for the year to date
1.28
1.27
1.11
1.09
AUD/USD average for the quarter
1.29
1.27
1.17
1.07
AUD/USD closing
1.30
1.31
1.22
1.06
BRL/USD average for the year to date
2.97
2.87
2.35
2.30
BRL/USD average for the quarter
3.07
2.87
2.54
2.23
BRL/USD closing
3.10
3.21
2.66
2.20
ARS/USD average for the year to date
8.82
8.69
8.12
7.83
ARS/USD average for the quarter
8.95
8.69
8.51
8.05
ARS/USD closing
9.09
8.82
8.55
8.13
14. Capital
commitments
Jun
Mar
Dec
Jun
2015
2015
2014
2014
Reviewed
Reviewed
Reviewed
Reviewed
US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
161
274
178
325
(1)
Includes capital commitments relating to associates and joint ventures.
Rounding of figures may result in computational discrepancies
Quarterly report June 2015 - www.AngloGoldAshanti.com

Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
15. Non-current assets and liabilities held for sale
Cripple Creek and Victor mine (CC&V)
Effective 31 March 2015, the company announced its plan to identify a joint arrangement partner or a purchaser in respect of its interest in CC&V gold mine in Colorado in the United States for full value. The CC&V gold mine is a surface mining operation which provides oxidised ore to a crusher and valley leach facility, one of the largest in the world. It is included in the Americas reporting segment and was acquired by AngloGold Ashanti in 1999. The mine produced 211,000 ounces of gold in 2014.
At 31 March 2015, the company assumed that it is reasonable that a transaction resulting in a sale of 50% of the mine, structured as a joint operation was possible and thus accounted for 50% of the assets and liabilities as held for sale. On 8 June 2015, the company announced that it had agreed to sell 100% of CC&V to Newmont Mining Corporation for $820m in cash, plus a net smelter return royalty. As at 30 June 2015, all conditions precedent in the agreement had not yet been fulfilled and as a result the transaction for the sale had not yet been recognised. Subsequently, on 3 August 2015, the transaction closed and proceeds of
$819.4m were received, which factored in estimated closing adjustments.
As at
Jun
2015
Reviewed
Mar
2015
Reviewed
The carrying amount of major classes of assets and liabilities include:
Tangible assets
308
143
Inventories
676
334
Other
5
2
Assets held for sale
989
479
Provisions
115
58
Trade and other payables
71
28
Other
13
7
Liabilities held for sale
199
93
Net assets held for sale
790
386
16.
Financial risk management activities
Borrowings
The $1.25bn bonds are carried at fair value. The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
As at
Jun
2015
Reviewed
Mar
2015
Reviewed
Dec
2014
Audited
Jun
2014
Reviewed
Carrying amount
3,730
3,670 3,721
3,806
Fair value
3,725
3,627 3,606 3,822
Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.
Embedded derivatives are included as derivatives on the statement of financial position.
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1:
quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
Quarterly report June 2015 - www.AngloGoldAshanti.com

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:
Type of instrument
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
US Dollar million
Jun 2015
Mar 2015
Dec 2014
Jun 2014
Assets measured at fair value
Available-for-sale financial assets
Equity securities
42
-
-
42
45 -
-
45 47 - - 47
60
-
-
60
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
$1.25bn bonds
1,440
-
-
1,440
1,378 -
-
1,378
1,374
-
-
1,374
1,457
-
-
1,457
17. Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2015 and 31 December 2014 are detailed below:
Contingencies and guarantees
Jun
2015
Dec
2014
Reviewed Audited
US Dollar million
Contingent liabilities
Groundwater pollution
(1)
-
-
Deep groundwater pollution – Africa
(2)
-
-
Litigation – Ghana
(3) (4)
97
97
ODMWA litigation
(5)
183
192
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(6)
27
32
VAT disputes – Mineração Serra Grande S.A.
(7)
13
15
Tax dispute - AngloGold Ashanti Colombia S.A.
(8)
152
162
Tax dispute - Cerro Vanguardia S.A.
(9)
44
53
Sales tax on gold deliveries – Mineração Serra Grande S.A.
(10)
-
-
Contingent assets
Indemnity – Kinross Gold Corporation
(11)
(8)
(9)
Royalty – Tau Lekoa Gold Mine
(12)
-
-
Royalty – Navachab
(13)
-
-
Royalty – CC&V
(14)
-
-
508
542
(1)
Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances.
Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act
(MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the
Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation. Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors
Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of
$97m. AGAG filed a motion with the trial court requesting a stay of proceedings pending arbitration. On 5 May 2014, the court refused AGAG’s application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. AGAG timely filed its submission with the Court of Appeal on 7 July 2015 and awaits a ruling.
(4)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the
Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs have not filed their application for directions which was due by
31 October 2013. AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as
Quarterly report June 2015 - www.AngloGoldAshanti.com

economic hardships as a result of constant failure of their crops. On 26 January 2015, the Court issued an order allowing the plaintiffs to procure an expert from the Environmental Protection Agency (EPA) to undertake environmental and chemical assessments in the areas around the PTP. However, the plaintiffs subsequently informed the Court that the EPA will not be able to conduct such assessments, and the matter was adjourned to 19 October 2015. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.
(5)
Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti,
the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases
Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the
Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.
AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November
2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. DRDGold, ARM and Village Main Reef have also joined the industry working group. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry.
These legal proceedings are being defended, and the status of the proceedings are set forth below.
AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields, Harmony,
DRDGold, Village Main Reef, Randgold and Exploration, and Sibanye, were served with a consolidated class action application on 21 August 2013, as well as a request for an amendment to alter the scope of the classes previously proposed by these representatives. The applicants request certification of two industry-wide classes: a Silicosis Class and a
Tuberculosis Class, which each cover current and former underground mineworkers who worked on the mines from 12
March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The applicants envisage a two-stage process in the class action. The first stage is to resolve common issues and the second stage allows the individuals to opt in to the class to make their claims against the respondent mining companies.
If the Court declines to certify the Silicosis and Tuberculosis Classes, then the applicants request that the Court certify 32 distinct classes – one for each respondent mining company named in the application – composed of the current and former mineworkers who have contracted silicosis or tuberculosis (or the dependents of mineworkers who died of those diseases).
Arguments in the class action certification are scheduled to be heard during the weeks of 12 and 19 October 2015.
In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $6m (2014: $7m). On or about 3 March
2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4m (2014: $4m). On or about 24 March 2014,
AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other
OLD. The total amount claimed in the 686 summonses is approximately $95m (2014: $100m). On or about 1 April 2014,
AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other
OLD. The total amount claimed in the 518 summonses is approximately $78m (2014: $81m).
On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration.
The court proceedings have been suspended as a result of entering into the arbitration agreement. The arbitration is scheduled to commence on 19 April 2016 when the first 31 claims will be addressed. No hearings have been scheduled on the other individual claims.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against
AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits.
Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the
Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.
(6)
Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $15m (2014:
$18m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $12m (2014: $14m). Management is of the opinion that these taxes are not payable.
(7)
VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas
Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeals against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $13m (2014:
$15m).
Quarterly report June 2015 - www.AngloGoldAshanti.com

(8)
Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office(DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23
October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of
$25m (2014: $27m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $127m (2014: $135m). The company believes that it has applied the tax legislation correctly. AGAC requested in December 2013 that the DIAN reconsider its decision, but in November 2014 DIAN affirmed its earlier ruling.
AGAC subsequently challenged the DIAN’s ruling by filing lawsuits before the Administrative Tribunal of Cundinamarca (trial court for tax litigation) on 26 March 2015 and on 6 April 2015.
(9)
Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $12m (2014: $14m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $32m (2014:
$39m). CVSA and AFIP have corresponded on this issue over the past two years as previously disclosed, and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA’s most recent submission to the government (filed on 9 March 2015), was rejected by the AFIP in early June 2015. CVSA subsequently filed an appeal with the Tax Court on 19 June 2015.
(10)
Sales tax on gold deliveries – In 2006, MSG received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from
February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31
December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of
Goiás. Although the State has not yet provided formal confirmation, management has concluded that the likelihood of the
State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement was further set off by an indemnity from Kinross of $6m.
(11)
Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012,Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 7 and 10 above. In light of the settlement described in item 10 above, at 30 June 2015, the company has estimated that the maximum contingent asset is $8m (2014: $9m).
(12)
Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 562,280oz (2014: 507,471oz) produced have been received to date.
(13)
Royalty – As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.
(14)
Royalty – As a result of the sale of CC&V as announced on 8 June 2015, AngloGold Ashanti will receive a net smelter return paid quarterly in arrears at the rate of 2.5% of the net revenue, after refining and smelting costs, based upon the product of the average spot gold price and gold ounces produced in the relevant quarter from (i) underground mining operations at
CC&V and (ii) open pit mining operations which were not part of AGA's most recent open pit mining business plan for CC&V where such open pit mining operations extract ore having a grade of at least 0.1166 troy ounces per ton.
18. Concentration of tax risk
There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.
The recoverable value added tax, fuel duties and appeal deposits are summarised as follows
:
Jun 2015
US Dollar million
Recoverable value added tax 8
Appeal deposits 1
19. Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
20. Announcements
AngloGold Ashanti Sells CC&V for $820m Plus Royalty to Cut Debt – On 8 June 2015, AngloGold Ashanti Limited announced that it had agreed to sell its Cripple Creek & Victor mine in the United States to Newmont Mining Corporation for $820 million in cash, plus a net smelter return royalty, as part of its strategy to cut debt.
Gold companies table wage offer based on economic and social sustainability - On 29 June 2015, Gold companies
AngloGold Ashanti, Evander Gold Mines, Harmony, Sibanye Gold and Village Main Reef, tabled a wage offer to their employees
Quarterly report June 2015 - www.AngloGoldAshanti.com

represented by the Association of Mineworkers and Construction Union (AMCU), the National Union of Mineworkers (NUM),
Solidarity and UASA, for the five-year period from 1 July 2015 to 30 June 2020. The foundation of the offer is the need to ensure the sustainability of the industry, and consequently, the preservation of jobs and the sharing of any profits made by the companies.
AngloGold Ashanti completes sale of CC&V – On 3 August 2015, the company announced the closing of its sale of CC&V to
Newmont Mining Corporation for US$820 million in cash, plus a net smelter return royalty. At the closing, AngloGold Ashanti received US819.4 million in cash, which factored in estimated closing adjustments.
21. Subsequent events
On 7 July 2015, AngloGold Ashanti Limited signed a new 5-year ZAR 1.46bn Revolving Credit Facility. The facility is currently undrawn.
By order of the Board
SM PITYANA
S VENKATAKRISHNAN
KC Ramon
Chairman
Chief Executive Officer
Chief Financial Officer
13 August 2015
Quarterly report June 2015 - www.AngloGoldAshanti.com

Non-GAAP disclosure
A
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline loss (note 10)
(127)
(1) (89) (128) (51)
(Gain) loss on unrealised non-hedge derivatives and
other commodity contracts
(4)
7 6 3 22
Gain on unrealised non-hedge derivatives and
other commodity contracts for discontinued operations (note 9)
-
- (1) - (1)
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 8)
1
(2) (2) (1) (6)
Impairment of deferred tax assests included in discontinued operations (note 9)
121
- - 121 -
Fair value adjustment on $1.25bn bonds
35
31 31 66 101
Provision for losses in associate and impairment of loan to associate
-
- 51 - 51
Adjusted headline earnings (loss)
26
35 (4) 61 115
Allocated as follows:
Continuing operations
18
30 (13) 48 88
Discontinued operations
8
5 9 13 27
Adjusted headline earnings (loss) per ordinary share (cents)
(1)
- Continuing and discontinued operations
6
9 (1) 15 28
(1)
Calculated on the basic weighted average number of ordinary shares.
B
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit to adjusted gross profit:
Gross profit
188
203 241 391 519
(Gain) loss on unrealised non-hedge derivatives and
other commodity contracts
(4)
7 6 3 22
Adjusted gross profit
183
209 247 393 540
C
Price received - continuing operations
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
1,014
1,032 1,252 2,046 2,515
Adjusted for non-controlling interests
(17)
(17) (22) (34) (41)
997
1,015 1,230 2,012 2,474
Realised loss on other commodity contracts
4
5 4 9 10
Associates and joint ventures' share of gold income including realised non-hedge derivatives
128
137 99 264 203
Attributable gold income including realised non-hedge
derivatives
1,129
1,156 1,333 2,285 2,687
Attributable gold sold - oz (000)
947
950 1,035 1,897 2,084
Price received per unit - $/oz
1,192
1,217 1,289 1,204 1,289
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
Adjusted headline earnings (loss)
Quarter ended
US Dollar million / Imperial
Quarter ended
US Dollar million
Six months ended
Six months ended
Six months ended
Quarter ended
Adjusted gross profit - continuing operations
US Dollar million
Quarterly report June 2015 - www.AngloGoldAshanti.com

D
All-in sustaining costs and All-in costs
1
- continuing operations
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Cost of sales (note 3)
830
822 1,005 1,652 1,974
Amortisation of tangible and intangible assets (note 3)
(199)
(172) (187) (371) (372)
Adjusted for decommissioning amortisation
3
3 2 6 5
Corporate administration and marketing related to current operations
24
21 19 45 44
Amortisation relating to inventory
-
- - - -
Associates and joint ventures' share of costs
64
73 72 137 141
Inventory writedown to net realisable value and other stockpile adjustments
-
6 - 6 -
Sustaining exploration and study costs
15
14 8 28 17
Total sustaining capex
162
131 198 293 368
All-in sustaining costs
899
898 1,118 1,797 2,178
Adjusted for non-controlling interests and non -gold producing companies
(18)
(18) (21) (35) (38)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies
881
880 1,097 1,762 2,140
Adjusted for stockpile write-offs
(3)
(6) (9) (8) (9)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
879
875 1,088 1,754 2,131
All-in sustaining costs
899
898 1,118 1,797 2,178
Non-sustaining project capital expenditure
47
38 70 85 136
Technology improvements
4
3 5 7 9
Non-sustaining exploration and study costs
12
10 23 22 43
Care and maintenance
17
18 - 35 -
Corporate and social responsibility costs not related to current operations
6
3 6 9 12
All-in costs
985
971 1,222 1,956 2,377
Adjusted for non-controlling interests and non -gold producing companies
(16)
(15) (19) (31) (33)
All-in costs adjusted for non-controlling interests and
non-gold producing companies
969
956 1,203 1,925 2,344
Adjusted for stockpile write-offs
(3)
(6) (9) (8) (9)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
966
951 1,194 1,917 2,335
Gold sold - oz (000)
947
950 1,035 1,897 2,084
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
928
920 1,052 924 1,022
All-in cost per unit (excluding stockpile write-offs) - $/oz
1,021
999 1,155 1,010 1,120
1
Refer to the Supplementary report for Summary of Operations by Mine
E
Total costs
2
- continuing operations
Total cash costs (note 3)
628
618 820 1,246 1,538
Adjusted for non-controlling interests, non-gold producing companies and other
(12)
(12) (14) (24) (25)
Associates and joint ventures' share of total cash costs
64
73 68 137 137
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
680
679 874 1,359 1,650
Retrenchment costs (note 3)
3
4 3 7 9
Rehabilitation and other non-cash costs (note 3)
4
5 14 9 29
Amortisation of tangible assets (note 3)
186
164 179 350 355
Amortisation of intangible assets (note 3)
13
8 8 21 17
Adjusted for non-controlling interests and non-gold producing companies
(3)
(2) (3) (5) (6)
Equity-accounted associates and joint ventures' share of production costs
23
26 30 49 52
Total production costs adjusted for non-controlling
interests and non-gold producing companies
906
885 1,106 1,790 2,105
Gold produced - oz (000)
946
925 1,049 1,872 2,051
Total cash cost per unit - $/oz
718
734 833 726 804
Total production cost per unit - $/oz
957
956 1,055 957 1,026
2
Refer to the Supplementary report for Summary of Operations by Mine
Rounding of figures may result in computational discrepancies.
Quarter ended
Six months ended
US Dollar million / Imperial
Quarterly report June 2015 - www.AngloGoldAshanti.com

F
Adjusted EBITDA
(1)
- continuing operations
Jun
Mar
Jun
Jun
Jun
2015
2015
2014
2015
2014
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Profit (loss) on ordinary activities before taxation
43
59 (23) 102 66
Add back :
Finance costs and unwinding of obligations
65
66 70 131 141
Interest received
(6)
(8) (6) (14) (12)
Amortisation of tangible and intangible assets (note 3)
199
172 187 371 372
Adjustments :
Exchange loss
7
14 8 21 14
Fair value adjustment on $1.25bn bonds
35
31 31 66 101
Impairment of other investments (note 5)
5
- 1 5 1
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)
-
6 - 6 -
Retrenchments and restructuring costs mainly at Obuasi
19
24 34 44 40
Net profit on disposal and derecognition of assets (note 5)
-
- (25) - (23)
Loss on sale of Navachab (note 5)
-
- 2 - 2
(Loss) gain on unrealised non-hedge derivatives and other commodity contracts
(4)
7 6 3 22
Associates and joint ventures' exceptional expense
-
- 6 - 6
Associates and joint ventures' - adjustments for amortisation, interest, taxation and other
29
31 81 60 101
Adjusted EBITDA
391
402 372 793 830
(1)
EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
G
Interest cover
Adjusted EBITDA (note F)
391
402 372 793 830
Finance costs (note 6)
60
60 64 120 128
Interest cover - times
7
7 6 7 6
H
Net asset value - cents per share
As at
As at
As at
As at
Jun
Mar
Dec
Jun
2015
2015
2014
2014
Unaudited
Unaudited
Unaudited
Unaudited
Total equity
2,661
2,797 2,871 3,101
Number of ordinary shares in issue - million (note 11)
405
405 404 404
Net asset value - cents per share
657
691 711 767
Total equity
2,661
2,797 2,871 3,101
Intangible assets
(188)
(200) (225) (270)
2,473
2,597 2,646 2,831
Number of ordinary shares in issue - million (note 11)
405
405 404 404
Net tangible asset value - cents per share
611
642 655 701
I
Net debt
Borrowings - long-term portion
3,651
3,471 3,498 3,619
Borrowings - short-term portion
79
199 223 187
Bank overdraft
-
- - 4
Total borrowings
3,730
3,670 3,721 3,810
Corporate office lease
(20)
(20) (22) (24)
Unamortised portion of the convertible and rated bonds
23
24 28 25
Fair value adjustment on $1.25bn bonds
(141)
(106) (75) (159)
Cash restricted for use
(57)
(56) (51) (54)
Cash and cash equivalents
(459)
(362) (468) (604)
Net debt
3,076
3,150 3,133 2,994
Rounding of figures may result in computational discrepancies.
US Dollar million
Quarter ended
Six months ended
US Dollar million
Quarterly report June 2015 - www.AngloGoldAshanti.com

Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN:
ZAE000043485
JSE:
NYSE:
ASX:
GhSE: (Shares)
AGA
AU
AGG
ANG
GhSE: (GhDS) AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Ltd
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa (formerly Jeppe) Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
(As AngloGold Ashanti delisted from the London
Stock Exchange on 22 September 2014, this
information is provided for administration
purposes only until September 2015.)
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
Telephone: +44 20 7796 8644
Fax: +44 20 7796 8645
E-mail:
jane.kirton@corpserv.co.uk
Directors
Executive
S Venkatakrishnan*
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)
Non-Executive
SM Pityana
^
(Chairman)
Prof LW Nkuhlu
^
(Lead Independent Director)
A Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
M Richter
#
RJ Ruston~
* British
§
Indian
#
American
~ Australian
^
South African
Officers
Executive Vice President – Legal, Commercial and Governance and Company Secretary:
ME Sanz Perez
Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or
+1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and
dividend reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS
United Kingdom
(As AngloGold Ashanti delisted from the
London Stock Exchange on 22 September
2014, this information is provided for
administration purposes only until September
2015.)
Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone:
+44 (0) 870 889 3177
Fax:
+44 (0) 870 873 5851
Depository Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone:
+44 (0) 870 702 0000
Fax:
+44 (0) 870 703 6119
Quarterly report June 2015 - www.AngloGoldAshanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 17, 2015
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance